Mail Stop 0408


								July 6, 2006






Mr. Robert A. Ellinor
President and Chief Executive Officer
Independent Bancshares, Inc.
60 Southwest 17th Street
Ocala, Florida 34478


Re: 	Independent Bancshares, Inc.
      Amendment Number Two to Registration Statement on Form 10-SB File No. 000-51920
      Filed June 29, 2006



Dear Mr. Ellinor:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please refer to our prior comment 1. We note your added disclosures beginning on page 33. These disclosures provide a comparison of the quarters ended March 31, 2005 and 2006, however, no other information is updated for the interim period. Please revise your disclosures throughout Management`s Discussion and Analysis to update all material disclosures. For example, you state that net earnings increased due to increased loans and interest income, but do not provide an updated rate/volume analysis. Furthermore, your condensed consolidated cash flow statement indicates material changes in your liquidity which also warrants discussion.


Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows
2. Please revise your statement of cash flows to reflect the three months ended March 31, 2006 and 2005.

Notes to Condensed Financial Statements
3. Please update all footnote disclosures that relate to material changes in your financial statements during the interim period.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore at (202) 551-3463 or Angela M. Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698
with
any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief




cc. 	Daniel D. Dinur, Esquire
      Dinur & Associates, P.C.
      One Lakeside Commons
      990 Hammond Drive, Suite 760
      Atlanta, Georgia 30328




Mr. Robert A. Ellinor
Independent Bancshares, Inc.
July 6, 2006
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